Exhibit 99.1

Acasti Pharma Appoints Linda O'Keefe as Chief Financial Officer

Laval, Québec, CANADA – November 28, 2016 – Acasti Pharma Inc. (NASDAQ:ACST – TSX-V:ACST) today announced that Linda O'Keefe has been named chief financial officer. Ms. O'Keefe brings to Acasti over 30 years of financial experience in the life sciences, manufacturing and business service sectors. As part of the company's strategy to operate independently of parent company Neptune Technologies & Bioressources Inc., Mario Paradis has resigned as chief financial officer from Acasti to focus solely on his role as vice president and chief financial officer of Neptune.

"We appreciate Mario's commitment to Acasti and wish him all the best as he dedicates his time to serving as Neptune's chief financial officer," said Jan D'Alvise, president and CEO of Acasti.  "Linda joins us as an accomplished individual with significant financial experience in the life sciences industry, and a proven track record of overseeing finance and accounting and building value at emerging biotech companies. Linda will be an asset to Acasti as we execute our drug development and commercialization strategy for CaPre® with financial discipline and compliance."

Ms. O'Keefe has worked with both public and private biotechnology, diagnostics, medical devices and healthcare services firms, and also in other private equity-financed markets, including business services, education and technology. Prior to joining Acasti, Ms. O'Keefe consulted with various firms after serving as chief financial officer and executive-in-residence for Gryphon Investors, a San Francisco-based private equity firm. At Gryphon Investors, she led fundraising, limited partner relations, risk management and advised portfolio company management teams on growth, financing and back office strategies. In addition, Ms. O'Keefe provided M&A and integration support, established and led audit committees, and supported the expansion of teams and systems to meet the needs of growing companies. Ms. O'Keefe also served as chief financial officer of Delphi Ventures, a healthcare-focused venture capital firm, and Elevate Ventures; as vice president of finance at Genelabs Technologies and Target Therapeutics; and as controller at Collagen Corporation.

 Ms. O'Keefe is an active Certified Public Accountant and Chartered Global Management Accountant in California and Indiana and was formerly an audit senior with Ernst & Young. She is a member of the American Institute of CPAs, the California and Indiana Societies of CPAs, Association for Corporate Growth, Financial Executives International, and Healthcare Financial Management Association. Ms. O'Keefe holds a Bachelor of Science in Business from the University of California, Berkeley.

About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre, for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. The company's strategy is to initially develop and commercialize CaPre for the 3 to 4 million patients in the U.S. with severe hypertriglyceridemia. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major lipids associated with cardiovascular disease risk. For more information, visit www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Acasti's latest Annual Information Form, which also forms part of Acasti's latest annual report on Form 20-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti's website at acastipharma.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors."

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE: Acasti Pharma Inc.

Acasti Contact:
Jan D'Alvise
Chief Executive Officer 450-686-4555
info@acastipharma.com
www.acastipharma.com

Media & Investor Contact:
Jessica Dyas
Canale Communications 619-849-5385
jessica@canalecomm.com